Exhibit II.(1)-1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT

     (1) CONDITIONAL SALE AND PURCHASE AGREEMENTS RELATING TO
1,790,134,000 ORDINARY SHARES IN SUNDAY COMMUNICATIONS LIMITED
(2) POSSIBLE MANDATORY CASH OFFER BY CITIGROUP GLOBAL MARKETS
ASIA LIMITED ON BEHALF OF THE OFFEROR
FOR ALL THE ISSUED SHARE CAPITAL IN SUNDAY COMMUNICATIONS
LIMITED OTHER THAN THOSE SHARES ALREADY OWNED
OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN
CONCERT WITH IT
and
(3) DISCLOSEABLE TRANSACTION OF PCCW LIMITED

On 13th June, 2005, PCCW entered into:

(a)	the First Agreement with Distacom HK and DCL, whereby PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Sunday Shares, representing approximately 46.15 per cent. of the issued share capital of Sunday as at the date of this announcement, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per Sunday Share; and

(b)	the Second Agreement with Townhill and USI, whereby PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Sunday Shares, representing approximately 13.72 per cent. of the issued share capital of Sunday as at the date of this announcement, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per Sunday Share.

Upon completion of both the First Agreement and the Second Agreement, the Offeror and persons acting in concert with it will be interested in an aggregate of 1,790,134,000 Sunday Shares, representing approximately 59.87 per cent. of the existing issued share capital of Sunday. Under Rule 26.1 of the Takeovers Code, upon completion of the First Agreement, the Offeror will be required to make a mandatory cash offer for all the Sunday Shares not already owned or agreed to be acquired by the Offeror and parties acting in concert with it. Accordingly, subject to completion of the First Agreement having occurred, Citigroup Global Markets Asia Limited, for and on behalf of the Offeror, will make a mandatory cash offer for all the issued Sunday Shares other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it. The Offer Price would be HK$0.65 per Sunday Share, which is the same as the price payable by the Offeror to Distacom HK and Townhill for each Sunday Share to be purchased under the First Agreement and the Second Agreement.

If the First Agreement is completed but the Second Agreement is not, the Offer will be conditional upon the Offeror having received acceptances in respect of Sunday Shares which, together with the Sunday Shares acquired or agreed to be acquired before or during the offer period, will result in the Offeror and parties acting in concert with it holding more than 50% of the voting rights of Sunday. If both the First Agreement and the Second Agreement are completed, the Offer will be unconditional.

Subject to completion of the First Agreement, the Offer Document setting out, inter alia, the terms and conditions of the Offer and the form of acceptance and transfer of the Sunday Shares will be sent to the Sunday Shareholders within the period required by the Takeovers Code or such later date as may be agreed by the Executive. Sunday is required to dispatch to the Sunday Shareholders the offeree document containing, among other things, the advice from the independent board committee and the independent financial adviser to the independent board committee of Sunday in respect of the Offer within 14 days after the posting of the Offer Document. Alternatively, subject to further discussions with Sunday, the Offeror and Sunday may dispatch a composite document containing all the information referred to above to Sunday Shareholders within the period required by the Takeovers Code or such later date as may be agreed by the Executive.

The Offer will only be made if completion takes place under the First Agreement. Completion under the First Agreement is subject to satisfaction and/or waiver of the condition contained in the First Agreement as set out below. Accordingly, the Offer may or may not be made. Sunday Shareholders and potential investors should, therefore, exercise caution when dealing in the Sunday Shares.

The entering into of the Agreements and the Offer constitute a discloseable transaction for PCCW under Rule 14.06(2) of the Listing Rules. A circular containing details of the Agreements and the Offer will be dispatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

At the request of PCCW, trading in the shares of PCCW on the Stock Exchange was suspended with effect from 9:47 a.m. on 13th June, 2005 pending the release of this announcement. Application has been made by PCCW to the Stock Exchange for resumption of trading in the shares in PCCW with effect from 9:30 a.m. on 14th June, 2005.

Telecommunications Ordinance

Section 7P of the Ordinance provides that the TA has jurisdiction over certain mergers and acquisitions involving telecommunications carrier licensees (as defined in the Ordinance) and proposed shareholder changes in relation to such licensees. Where, the TA can demonstrate on the balance of probabilities - and in the absence of outweighing public benefit - that a particular transaction has or is likely to have the effect of substantially lessening competition in a telecommunications market, the TA may refuse to give consent or otherwise give consent subject to conditions. Only certain changes in the “control” of a carrier licensee, as assessed with reference to particular shareholding thresholds (ranging from 5% or 15% to 30% and to 50% of the voting rights of a carrier licensee), can trigger the application of section 7P. Sunday is a carrier licensee under the Ordinance and completion of the Agreements will result in a change in relation to a carrier licensee, including a change of control of a carrier licensee under the Ordinance.

Under the Ordinance, there is no requirement for parties to an acquisition to notify the TA of their intentions prior to consummating a transaction, or to obtain the consent of the TA. However, under section 7P(1) of the Ordinance, the TA can investigate an acquisition after it is completed, in order to enable the TA to form an opinion as to whether or not the change in relation to a carrier licensee, including a change of control of a carrier licensee, has, or is likely to have, the effect of substantially lessening competition in a telecommunications market. Where, after conducting such an investigation, the TA forms an opinion that the change of control has, or is likely to have, the effect of substantially lessening competition in the telecommunications market, the TA may direct the licensee (in this case Sunday) to take such actions as the TA considers necessary to eliminate or avoid any such effect. However, the TA may not issue such directions if the TA is satisfied that the change of control has, or is likely to have, a benefit to the public and that the benefit outweighs any detriment to the public that is, or is likely to be, constituted by any such effect. An investigation under section 7P(1) of the Ordinance may only be commenced within two weeks after the TA knows or ought reasonably to have known (whichever is the earlier) that the change of control has occurred.

Confirmation of the TA obtained by PCCW

Parties to an acquisition may request the formal or informal consent of the TA before proceeding. In this case, the TA has confirmed to PCCW that:

(a)	the TA considers that it does not appear likely that the acquisition of the First Sale Shares and the Second Sale Shares would result in a significant lessening of competition in any relevant market for telecommunication services; and

(b)	the TA does not intend to object to the acquisition of the First Sale Shares and the Second Sale Shares or to conduct a formal investigation.

WARNING TO SHAREHOLDERS OF SUNDAY AND PCCW

The confirmation from the TA referred to above is in the form of a “no objection letter” and does not constitute a formal consent of the TA under section 7P(6) of the Ordinance. Accordingly, although the issue of the “no objection letter” by the TA, and its confirmation therein that the TA does not intend to object to the acquisition or to conduct a formal investigation, make it extremely unlikely that the TA would initiate an investigation within two weeks following completion of the Agreements, this does remain a legal possibility under the terms of the Ordinance. If such an investigation was to be initiated by the TA and if the TA were to consider that the acquisition has, or is likely to have, the effect of substantially lessening competition in the telecommunications market (and the TA is not satisfied that the benefit to the public of the acquisition outweighs any detriment to the public), the TA would be empowered under section 7P(1) of the Ordinance to direct Sunday to take such action as the TA considers necessary to eliminate or avoid the effect of any substantial lessening of competition in the telecommunications market resulting from the acquisition. Theoretically, this could result in a delay to the offer timetable or the Offer not being made. Accordingly, shareholders of Sunday and PCCW are advised to exercise caution in dealing in the shares of Sunday and PCCW prior to the expiry of the two week period following completion of the Agreements, during which the TA retains the right as a legal matter to initiate an investigation.

INTRODUCTION

On 13th June, 2005, PCCW entered into:

(a)	the First Agreement with Distacom HK and DCL, whereby PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Sunday Shares, representing approximately 46.15 per cent. of the issued share capital of Sunday as at the date of this announcement. DCL is the direct registered and beneficial owner of the entire issued share capital of Distacom HK and has agreed to guarantee the obligations of Distacom HK under the First Agreement; and

(b)	the Second Agreement with Townhill and USI, whereby PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Sunday Shares, representing approximately 13.72 per cent. of the issued share capital of Sunday as at the date of this announcement. USI is the direct or indirect owner of the entire issued share capital of Townhill and has agreed to guarantee the obligations of Townhill under the Second Agreement.

The Offeror Group has not engaged in any dealings in any Sunday Shares in the six-month period immediately preceding the date of this announcement. So far as PCCW is aware, PCCW and persons acting in concert with it currently do not own any interest in Sunday. Upon completion of the Agreements, the Offeror and the parties acting in concert with it will be interested in an aggregate of 1,790,134,000 Sunday Shares, representing approximately 59.87 per cent. of the existing issued share capital of Sunday. Under Rule 26.1 of the

Takeovers Code, upon completion of the First Agreement, the Offeror is required to make a mandatory cash offer for all the Sunday Shares not already owned or agreed to be acquired by the Offeror and parties acting in concert with it. Accordingly, subject to the First Completion having occurred, Citigroup Global Markets Asia Limited, for and on behalf of the Offeror, will make the Offer for all the issued Sunday Shares other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it.

THE FIRST AGREEMENT

Date:

13th June, 2005

Parties:
Vendor:	Distacom HK, the principal business of which is investment holding in Sunday

Purchaser:	PCCW

Guarantor for the Vendor:	DCL, the direct and registered beneficial owner of the entire issued share capital of Distacom HK

First Sale Shares:

PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Sunday Shares, representing approximately 46.15 per cent. of the issued share capital of Sunday as at the date of this announcement.

The First Sale Shares will be acquired free from all liens, charges, encumbrances, equities and adverse interests and with all rights attached or accruing thereto.

Consideration:

The Consideration for the First Sale Shares amounts to HK$897,000,000 (equivalent to HK$0.65 per Sunday Share) and shall be payable by PCCW in cash on completion of the First Agreement. The consideration will be settled from the internal resources of PCCW.

As a result of negotiations between PCCW and Distacom HK, and taking into account the historic financial performance of Sunday and the market price of the Sunday Shares, the Consideration was determined on an arm’s length basis between PCCW and Distacom HK.

Condition:

Completion is subject to there being no breach of the representations and warranties set out in the First Agreement prior to completion of the First Agreement.

Completion:

Subject to the condition referred to above being satisfied, or waived by PCCW, completion is expected to take place on 22nd June, 2005 (or at such other time as may be agreed by the parties to the First Agreement).

THE SECOND AGREEMENT

Date:

13th June, 2005

Parties:

Vendor:	Townhill, the principal business of which is investment holding in Sunday

Purchaser:	PCCW

Guarantor for the Vendor:	USI, the direct or indirect owner of the entire issued share capital of Townhill

Second Sale Shares:

PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Sunday Shares, representing approximately 13.72 per cent. of the issued share capital of Sunday as at the date of this announcement.

The Second Sale Shares will be acquired free from all liens, charges, encumbrances, equities and adverse interests and with all rights attached or accruing thereto.

Consideration:

The Consideration for the Second Sale Shares amounts to HK$266,587,100 (equivalent to HK$0.65 per Sunday Share) and shall be payable by PCCW in cash on completion of the Second Agreement. The consideration will be settled from the internal resources of PCCW.

As a result of negotiations between PCCW and Townhill, and taking into account the historic financial performance of Sunday and the market price of the Sunday Shares, the consideration was negotiated and determined on an arm’s length basis between PCCW and Townhill and the price per Sunday Share is the same as that payable under the First Agreement.

Conditions:

Completion of the Second Agreement is subject to:

(a)	there being no breach of the representations and warranties set out in the Second Agreement prior to completion of the Second Agreement; and

(b)	the boards of directors of USI and Townhill having approved the entry into and performance of the Second Agreement.

Completion:

Subject to the conditions referred to above being satisfied or waived by PCCW (in the case of condition (a) only) or Townhill (in the case of condition (b) only), completion of the Second Agreement is expected to take place on 22nd June, 2005 (or at such other time as may be agreed by the parties to the Second Agreement), simultaneously with completion of the First Agreement.

POSSIBLE MANDATORY CASH OFFER

The Offeror Group has not engaged in any dealings in any Sunday Shares in the six-month period immediately preceding the date of this announcement. So far as PCCW is aware, PCCW and persons acting in concert with it currently do not own any interest in Sunday. Assuming First Completion takes place, immediately following First Completion the Offeror and parties acting in concert with it will hold 1,380,000,000 Sunday Shares, representing approximately 46.15 per cent. of the issued share capital of Sunday as at the date of this announcement and accordingly would be required to make a mandatory conditional cash offer pursuant to Rule 26.1 of the Takeovers Code. Accordingly, subject to First Completion having occurred, Citigroup Global Markets Asia Limited, for and on behalf of the Offeror, will make the Offer to acquire all the issued Sunday Shares not already owned by or agreed to be acquired by the Offeror and persons acting in concert with it on the following basis:

For each Sunday Share	HK$0.65 in cash

The Offer Price will be the same as the price payable by PCCW for each Sunday Share purchased under the First Agreement and the Second Agreement. The Offer Price represents:-

(a)	a premium of approximately 22.64 per cent. to the closing price of HK$0.53 per Sunday Share as quoted on the Stock Exchange on 10th June, 2005, being the last trading day before this announcement;

(b)	a premium of approximately 29.61 per cent. to the average closing price of HK$0.5015 per Sunday Share for the last 10 trading days up to and including 10th June, 2005;

(c)	a premium of approximately 35.84 per cent. to the average closing price of HK$0.4785 per Sunday Share for the last 30 trading days up to and including 10th June, 2005; and

(d)	a premium of approximately 176.24 per cent. to the audited consolidated net asset value of Sunday of approximately HK$0.2353 per Sunday Share as stated in the annual report of Sunday as at 31st December, 2004.

The highest and lowest closing prices of Sunday Shares as quoted on the Stock Exchange during the six-month period preceding the last trading date of this announcement were HK$0.58 per Sunday Share on 23rd February, 2005 and HK$0.40 per Sunday Share on 12th January, 2005, respectively.

According to Sunday’s annual report for the financial year ended 31st December, 2004, Sunday had 28,630,089 share options outstanding as at that date under Sunday’s share option scheme exercisable at prices of between HK$1.01 and HK$3.05 per Sunday Share. If the Offer is made, the Offeror will make an appropriate offer or proposal to the holders of the outstanding options, as required by Rule 13.1 of the Takeovers Code. Except for the options referred to above, according to Sunday’s annual report for the financial year ended 31st December, 2004, Sunday did not have any outstanding convertible securities, options, derivatives or warrants as at 31st December, 2004.

Condition of the Offer

If the First Agreement is completed but the Second Agreement is not, the Offer will be conditional upon the Offeror having received acceptances in respect of the Sunday Shares which, together with the Sunday Shares acquired or agreed to be acquired before or during the Offer, will result in the Offeror and parties acting in concert with it holding more than 50% of the voting rights of Sunday. If both the First Agreement and the Second Agreement are completed, the Offer will be unconditional.

Total consideration

Based on publicly available information, as at 31st May, 2005, there were 2,990,000,000 Sunday Shares in issue. On the basis of the Offer Price of HK$0.65 per Sunday Share, the entire issued share capital of Sunday is valued at approximately HK$1,943,500,000. On the basis of the 1,199,866,000 Sunday Shares which are subject to the Offer and the Offer Price of HK$0.65 per Sunday Share, in the event that the Offer was accepted in full, the aggregate amount payable by the Offeror would be approximately HK$779,912,900.

Citigroup Global Markets Asia Limited, the financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Effect of accepting the Offer

By accepting the Offer, the Sunday Shareholders will sell their Sunday Shares and all rights attaching to them as at the date of this announcement, including the right to receive all dividends and other distributions, if any, declared, made or paid on or after the date of this announcement.

Payment

Payment in cash in respect of the acceptances of the Offer will be made within 10 days of the date on which the relevant documents of title are received by the Offeror to render each such acceptance complete and valid or the Offer becomes or is declared unconditional, whichever is the later.

SHAREHOLDING STRUCTURE OF SUNDAY BEFORE AND AFTER
COMPLETION OF THE FIRST AGREEMENT AND SECOND AGREEMENT

	Issued shares at the date hereof			Issued shares immediately following completion of the First Agreement			Issued shares immediately following completion of the Second Agreement
	(No. of shares)%			(No. of shares)%			(No. of shares)%

Distacom HK	1,380,000,000		46.15	—		—	—		—
Townhill	410,134,000		13.72	410,134,000		13.72	—		—
Huawei Tech Investment Co., Limited	239,784,000	(1)	8.02	239,784,000	(2)	8.02	239,784,000	(2)	8.02
PCCW	—		—	1,380,000,000		46.15	1,790,134,000		59.87
Public	960,082,000		32.11	960,082,000		32.11	960,082,000		32.11

Total	2,990,000,000		100	2,990,000,000	(3)	100	2,990,000,000	(3)	100

Notes:

(1)	Shareholding interest as at 30th March, 2005, based on information contained in Sunday’s Annual Report 2004.

(2)	Assuming no acquisitions or disposals of shares by Huawei Tech Investment Co., Limited since 30th March, 2005.

(3)	Assuming no new issues or repurchases of shares by Sunday from the date hereof.

INFORMATION ON THE OFFEROR

The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People’s Republic of China.

INFORMATION ON THE SUNDAY GROUP

The Sunday Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is partnering with Huawei Technologies Co., Ltd. for its 3G services. Sunday’s major shareholders are Distacom HK, Townhill and Huawei Tech. Investment Co., Limited and the shares of Sunday are listed on the Stock Exchange and on NASDAQ National Market in the United States of America.

The published audited consolidated net asset value of Sunday as at 31st December, 2004 amounted to HK$703,448,000. The published audited consolidated profit after tax and extraordinary items of Sunday for financial years ended 31st December, 2003 and 31st December, 2004 were approximately HK$27,172,000 and HK$5,544,000, respectively. On the basis that the Sale Shares represent approximately 59.87 per cent. of the issued share capital of Sunday as at the date of this announcement, the net asset value attributable to the Sale Shares as at 31st December, 2004 amounted to approximately HK$421,154,000, and the profit after tax and extraordinary items attributable to the Sale Shares for financial years ended 31st December, 2003 and 31st December, 2004 amounted to approximately HK$16,268,000 and HK$3,319,000, respectively.

INTENTION OF THE OFFEROR REGARDING SUNDAY’S BUSINESS

The Offeror intends that Sunday Group will continue with its existing core business of development and provision of wireless communications and data services in Hong Kong. In addition, the Offeror will conduct a review of the financial position and operations of the Sunday Group in due course with a view to strengthening its operations and future development.

LISTING OF THE SUNDAY SHARES

Sunday Shareholders should be aware that, in the event the Shares of Sunday held by the public represent less than 25% of the issued Shares of Sunday, trading in the Shares may be suspended.

If the Offer is made and sufficient acceptances of the Offer are received, it is the intention of the Offeror to avail itself of the compulsory purchase provisions of the Companies Law (2004 Revision) of the Cayman Islands. These provisions would permit the Offeror to compulsorily acquire the balance of the Sunday Shares if acceptances are received under the Offer which, when taken together with any Shares acquired by the Offeror and parties acting in concert with it before or during the offer period, would result in the Offeror and parties acting in concert with it holding not less than 90% of the Sunday Shares. In such event, and subject to compliance with the applicable provisions of the Takeovers Code and the Listing Rules, the listing of the Sunday Shares will be withdrawn from the Stock Exchange.

Rule 2.11 of the Takeovers Code states that, except with the consent of the Executive, where any person seeks to acquire or privatize a company by means of an offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by law, acceptances of the offer and purchases, in each case of the disinterested shares, made by the offeror and persons acting in concert with it during the period of four months after the initial offer document total 90% of the disinterested shares. Further, Rule 2.2 of the Takeovers Code states that if after a proposed offer the shares of an offeree company are to be delisted from the Hong Kong Stock Exchange, neither the offeror nor any persons acting in concert with the offeeror may vote at the meeting, if any, of the company convened in accordance with the Listing Rules.

OTHER TAKEOVERS CODE IMPLICATIONS

Pursuant to the Takeovers Code, Sunday will have to appoint an independent financial adviser to advise the independent board committee of Sunday to be established to advise the Independent Sunday Shareholders in respect of the Offer.

Subject to completion of the First Agreement having occurred, the Offer Document setting out, inter alia, the terms and conditions of the Offer and the form of acceptance and transfer of the Sunday Shares, will be sent to the Sunday Shareholders within the period required by the Takeovers Code or such later date as may be agreed by the Executive. Sunday is required to dispatch to the Sunday Shareholders the offeree document containing, among other things, the advice from the independent board committee and the independent financial adviser to the independent board committee of Sunday in respect of the Offer within 14 days after the posting of the Offer Document. Alternatively, subject to further discussions with Sunday, the Offeror and Sunday may dispatch a composite document containing all the information referred to above to Sunday Shareholders within the period required by the Takeovers Code or such later date as may be agreed by the Executive.

The Offer will only be made if completion takes place pursuant to the First Agreement. Completion of the First Agreement is subject to satisfaction and/or waiver of the condition contained in the First Agreement as set out above. Accordingly, the Offer may or may not be made. Sunday Shareholders and potential investors should exercise caution when dealing in the Sunday Shares.

REASONS FOR ENTERING INTO THE AGREEMENTS

The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services.

PCCW believes that the entering into of the Agreement is an important strategic step in PCCW’s future development and will allow the PCCW Group to enter the wireless communications, data services and 3G market in Hong Kong. It would also allow the PCCW Group to expand its product and service offerings into the mobile market, and cross sell such products and services so as to improve its ability to serve customer needs. This would diversify the PCCW Group’s existing business and enhance growth prospects. It would also enable PCCW to progress its planning towards the fixed-mobile convergence services in the future; and cements its ability to be China Netcom Group’s preferred mobile partner in China.

The PCCW Group anticipates that substantial operating synergies can be achieved in various areas including without limitation the costs of operating shops, back office administration, call centres and corporate overhead. It also anticipates that the customer base of Sunday would be complementary to the customer base of the PCCW Group.

This development would require substantial effort as the PCCW Group moves forward as an integrated telecommunication provider offering both fixed and mobile services and to add value to shareholders through this Transaction.

As, following completion of the Agreements, PCCW will acquire a greater than fifty per cent. interest in the issued share capital of Sunday, it is intended that the operations and results of Sunday will be consolidated in the accounts of PCCW.

The directors of PCCW believe that the terms of each of the Agreements are fair and reasonable and in the interests of the shareholders of PCCW as a whole.

IMPLICATIONS UNDER THE LISTING RULES

The entering into of the Agreements and the Offer constitute a discloseable transaction for PCCW under Rule 14.06(2) of the Listing Rules. A circular containing details of the Agreements and the Offer will be dispatched to the shareholders of PCCW in accordance with the relevant requirements of the Listing Rules.

To the best knowledge, information and belief of the directors of PCCW, Distacom HK, DCL, Townhill and USI, and each of their respective ultimate beneficial shareholders, are independent of, and not connected with, the directors, the chief executive and the substantial shareholders of PCCW and its subsidiaries or an associate of any of them.

Telecommunications Ordinance

Section 7P of the Ordinance provides that the TA has jurisdiction over certain mergers and acquisitions involving telecommunications carrier licensees (as defined in the Ordinance) and proposed shareholder changes in relation to such licensees. Where the TA can demonstrate on the balance of probabilities - and in the absence of outweighing public benefit - that a particular transaction has or is likely to have the effect of substantially lessening competition in a telecommunications market, the TA may refuse to give consent or otherwise give consent subject to conditions. Only certain changes in the “control” of a carrier licensee, as assessed with reference to particular shareholding thresholds (ranging from 5% or 15% to 30% and to 50% of the voting rights of a carrier licensee), can trigger the application of section 7P. Sunday is a carrier licensee under the Ordinance and completion of the Agreements will result in a change in relation to a carrier licensee, including a change of control of a carrier licensee under the Ordinance.

Under the Ordinance, there is no requirement for parties to an acquisition to notify the TA of their intentions prior to consummating a transaction, or to obtain the consent of the TA. However, under section 7P(1) of the Ordinance, the TA can investigate an acquisition after it is completed, in order to enable the TA to form an opinion as to whether or not the change in relation to a carrier licensee, including a change of control of a carrier licensee, has, or is likely to have, the effect of substantially lessening competition in a telecommunications market. Where, after conducting such an investigation, the TA forms an opinion that the change of control has, or is likely to have, the effect of substantially lessening competition in the telecommunications market, the TA may direct the licensee (in this case Sunday) to take such actions as the TA considers necessary to eliminate or avoid any such effect. However, the TA may not issue such directions if the TA is satisfied that the change of control has, or is likely to have, a benefit to the public and that the benefit outweighs any detriment to the public that is, or is likely to be, constituted by any such effect. An investigation under section 7P(1) of the Ordinance may only be commenced within two weeks after the TA knows or ought reasonably to have known (whichever is the earlier) that the change of control has occurred.

Confirmation of the TA obtained by PCCW

Parties to an acquisition may request the formal or informal consent of the TA before proceeding. In this case, the TA has confirmed to PCCW that:

(a)	the TA considers that it does not appear likely that the acquisition of the First Sale Shares and the Second Sale Shares would result in a significant lessening of competition in any relevant market for telecommunication services; and

(b)	the TA does not intend to object to the acquisition of the First Sale Shares and the Second Sale Shares or to conduct a formal investigation.

WARNING TO SHAREHOLDERS OF SUNDAY AND PCCW

The confirmation from the TA referred to above is in the form of a “no objection letter” and does not constitute a formal consent of the TA under section 7P(6) of the Ordinance. Accordingly, although the issue of the “no objection letter” by the TA, and its confirmation therein that the TA does not intend to object to the acquisition or to conduct a formal investigation, make it extremely unlikely that the TA would initiate an investigation within two weeks following completion of the Agreements, this does remain a legal possibility under the terms of the Ordinance. If such an investigation was to be initiated by the TA and if the TA were to consider that the acquisition has, or is likely to have, the effect of substantially lessening competition in the telecommunications market (and the TA is not satisfied that the benefit to the public of the acquisition outweighs any detriment to the public), the TA would be empowered under section 7P(1) of the Ordinance to direct Sunday to take such action as the TA considers necessary to eliminate or avoid the effect of any substantial lessening of competition in the telecommunications market resulting from the acquisition. Theoretically, this could result in a delay to the offer timetable or the Offer not being made. Accordingly, shareholders of Sunday and PCCW are advised to exercise caution in dealing in the shares of Sunday and PCCW prior to the expiry of the two week period following completion of the Agreements, during which the TA retains the right as a legal matter to initiate an investigation.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES

At the request of PCCW, trading in the shares of PCCW on the Stock Exchange was suspended with effect from 9:47 a.m. on 13th June, 2005 pending the release of this announcement. Application has been made by PCCW to the Stock Exchange for resumption of trading in the shares of PCCW with effect from 9:30 a.m. on 14th June, 2005.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

“acting in concert”	shall have the meaning set out in the Takeovers Code

“Agreements”	the First Agreement and the Second Agreement

“associate(s)”	shall have the meaning set out in Rule 1.01 of the Listing Rules

“connected person”	shall have the meaning set out in Rule 14A.11 of the Listing Rules

“DCL”	Distacom Communications Limited, a private company incorporated in Hong Kong with limited liability and the direct registered and beneficial owner of the entire issued share capital of Distacom HK

“Distacom HK”	Distacom Hong Kong Limited, a company incorporated in Hong Kong with limited liability and the seller of the First Sale Shares under the First Agreement

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates

“First Agreement”	the conditional sale and purchase agreement between Distacom HK, DCL and PCCW in relation to the sale and purchase of the First Sale Shares dated 13th June, 2005

“First Completion”	the completion of the First Agreement

“First Sale Shares”	an aggregate of 1,380,000,000 Sunday Shares, representing approximately 46.15 per cent. of the issued share capital of Sunday

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Sunday	the Sunday Shareholders other than the Offeror and parties acting in concert with it
Shareholders”

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Offer”	the mandatory conditional cash offer for all the issued Sunday Shares not already owned by or agreed to be acquired by the Offeror and parties acting in concert with it at the Offer Price to be made by Citigroup Global Markets Asia Limited on behalf of the Offeror in accordance with the Takeovers Code

“Offer Document”	the document to be issued by or on behalf of the Offeror to all Sunday Shareholders in accordance with the Takeovers Code containing, inter alia, the terms and conditions of the Offer and the form of acceptance and transfer of the Sunday Shares

“Offer Price”	HK$0.65 per Sunday Share

“Offeror”	PCCW or a wholly owned subsidiary of PCCW designated by PCCW

“Offeror Group” or	PCCW and its subsidiaries
“PCCW Group”

“Ordinance”	the Telecommunications Ordinance (Cap. 106) of the laws of Hong Kong

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

“percentage ratios”	shall have the meaning set out in Rule 14.04 of the Listing Rules

“public”	shall have the meaning set out in Rule 1.01 of the Listing Rules

“Second Agreement”	the conditional sale and purchase agreement between Townhill, USI and PCCW in relation to the sale and purchase of the Second Sale Shares dated 13th June, 2005

“Second Sale Shares”	an aggregate of 410,134,000 Sunday Shares, representing approximately 13.72 per cent. of the issued share capital of Sunday

“SFC”	the Securities and Futures Commission of Hong Kong

“Shareholders”	the shareholders of PCCW

“Sunday”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America

“Sunday Group”	Sunday and its subsidiaries

“Sunday Shares”	ordinary shares of HK$0.10 each in the issued share capital of Sunday, and a “Sunday Share” shall be construed accordingly

“Sunday Shareholders”	holders of Sunday Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TA”	the Telecommunications Authority appointed under Section 5 of the Ordinance

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers in force fromtime to time

“Townhill”	Townhill Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and the seller of the Second Sale Shares under the Second Agreement

“USI”	USI Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange, and the direct or indirect owner of the entire issued share capital of Townhill

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 13th June, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors: Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.